UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue
Mountain View, CA 94043
(Mailing Address of principal executive offices)

(650) 924-1025
Issuer’s telephone number, including area code

Explanatory Note

In this report, the term “Knightscope,” “we,” “us,” “our” or “the Company” refers to Knightscope, Inc.

As we previously reported on our Current Report on Form 1-U, dated September 20, 2017, the Company has undertaken a restatement of its financial statements for prior periods in connection with certain errors detected in applying certain accounting principles. In connection with these errors, Company management has determined that a material weakness existed in internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The weakness identified is an insufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements. Actions are currently being implemented to remediate this material weakness, as further described below, including augmenting the Company’s accounting resources and implementing a more formal review and documentation process.

As discussed in further detail below and in Note 2 to the unaudited interim financial statements for the six month periods ended June 30, 2017 and June 30, 2016 beginning on page 7 of this Semiannual Report on Form 1-SA/A, these previously filed financial statements for the periods depicted above have been restated to reflect the correction of certain errors.

This restatement results in noncash, financial statement corrections and will have no impact on the Company’s current or previously reported cash and cash equivalents position or total revenues.

We have already initiated various remediation efforts of our internal controls over financial reporting, and, as such remediation efforts are still ongoing, we have concluded that the material weakness relating to our financial reporting described in the discussion and in the notes referenced above has not been fully remediated. We have added and are continuing to add appropriate full-time resources to our finance team and we have hired additional external consultants with public company and technical accounting experience to facilitate accurate and timely accounting closes, and to accurately prepare and review financial statements and related footnote disclosures. As a result of the additional resources added to the finance function, we now separate preparation and review of account reconciliations and other account analyses. In addition, we have enhanced our existing policies and procedures, to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification and assessing more judgmental areas of accounting. Independent of the Company’s control environment, the Company also recently switched its Independent Audit firm to Ernst & Young LLP, who has been engaged to audit the Company’s fiscal year ending December 31, 2017, financial statements.

The Company is filing this Amendment No. 1 to its Semi-Annual Report on Form 1-SA (“Amendment No. 1”) to amend and restate in its entirety its previously filed Semi-Annual Report on Form 1-SA for the semi-annual period ended June 30, 2017, filed with the Securities and Exchange Commission (“SEC”) on September 29, 2017 (the “Original 1-SA”), including to file restated unaudited interim financial statements in Item 3 for the periods ended June 30, 2016 and June 30, 2017, inclusive of a restated balance sheet as of December 31, 2016 which has been derived from restated audited annual financial statements as of and for the period ended December 31, 2016, and a restated discussion of financial condition and results of operations in Item 1.   This Amendment No. 1 continues to speak as of the original filing date of the Original 1-SA and does not reflect events that may have occurred subsequent to the original filing date.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. In addition, please refer to the risk factors contained in our Offering Circular on Form 1-A, dated December 23, 2016, as amended and supplemented from time to time. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The unaudited financial information set forth below and in the restated financial statements with respect to the six month period ended June 30, 2017 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2017.

Results of Operations

We are a technology company located in Silicon Valley that develops, builds and deploys advanced physical security technology utilizing autonomous robots, analytics and a user interface for patrolling both indoor and outdoor environments. Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary Knightscope K5 Autonomous Data Machine (ADM), K3 Autonomous Data Machine and the Knightscope Security Operations Center (KSOC), primarily through funding from both strategic and private investors. Our fiscal year ends on December 31st of each year. The first version of the Company’s flagship Knightscope K5 ADM was completed in December 2013 and the first version of the K3 ADM was completed in June 2016. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Therefore, we did not generate revenues in 2013 or 2014 and began generating minimal revenues in fiscal year 2015. Currently, the Company operates on a Machine-as-a-Service (MaaS) business model. Since June 2016, we have charged customers an average of $7 per hour per ADM, which includes maintenance, service, support, data transfer, KSOC access, charge pads and unlimited software, firmware and hardware upgrades. We charge additional fees for decals or other markings on the ADMs as well as cellular costs in certain locations. These specific add-on charges have thus far generated minimal revenues.

As of September 2017, our ADMs have collectively traveled a total distance of over 100,000 miles and have operated over 180,000 collective hours. These machines are fully autonomous including autonomous recharging. There is minimal to no downtime during recharging, as the machines are still operational while charging – and charge pads are typically located in a prominent location that would be suitable as an observation point.

Our current primary focus is on the deployment and marketing of our core technologies, as well on the development of new features that will be added to new models of the ADMs. We are also working on the development and eventual production of the K7 ADM, which will be built on a four-wheel architecture and have the capability to operate in more rugged terrain. Additionally, on August 22, 2017 we announced an all-new platform, the K1 ADM stationary machine, that we expect will incorporate weapon detection capabilities as an optional feature, to be added to our growing portfolio of technologies. The production release of the K1 ADM is expected in calendar year 2018. Both the K1 and K7 were unveiled on September 26, 2017 at the ASIS2017 conference in Dallas, Texas with over 22,000 security professionals in attendance garnering strong market interest from potential and existing clients. We continue to generate customer orders and our production is expected to continue out of our primary corporate headquarters.

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Six Months ended June 30, 2017 Compared to Six Months ended June 30, 2016 (Restated)

For the six months ended June 30, 2017, the Company recorded revenues of $516,316 from corporate campus, retail, industrial and healthcare clients compared to revenues of $122,509 for the six months ended June 30, 2016. The increase in revenues in the current period was largely the result of an increase in the number of clients and machines-in-network. At June 30, 2017, we had operations with a total of 18 clients and 22 machines-in-network, with orders for an additional 19 machines under contract compared with 3 clients, and 7 machines-in-network, with orders for an additional 17 machines under contract at June 30, 2016. As of October 5, 2017, the Company has secured 36 clients with 48 machines under contract across 10 states and 3 time zones, as it scales nationwide.

Cost of services consists of routine maintenance, depreciation, third party software licensing costs, deployment related costs, ADM communications costs, data storage costs, facilities allocations, plus direct compensation and benefits. Cost of services for the six months ended June 30, 2017 were $1,832,247, compared to $715,394 for the six months period ended June 30, 2016. Some components of cost of services such as routine maintenance, deployment related costs, ADM communications costs, and data storage costs can fluctuate based on the number of machines-in-network, while others are more fixed in nature. The largest factor in the increase in our cost of services over the above periods was the change in the number of machines-in-network, which has increased threefold between the two time periods noted above.

For the six months ended June 30, 2017, the Company realized a gross loss of $1,315,931, compared to a gross loss of $592,885 for the six month period ended June 30, 2016. This change was primarily driven by an increase in direct personnel supporting and servicing the deployed ADMs, as well as the added depreciation of the additional ADMs placed into service between the periods compared. Depreciation expense is recorded over a 3-year period on most ADMs. As we continue to rapidly build and deploy new ADMs to meet demand, depreciation expense will remain a large portion of our cost of services and comprise a large portion of our gross loss.

As mentioned above, the increase in cost of services due to increased demand and the number of ADMs maintained by the Company from the prior period was the primary driver of the increase in gross loss over these two periods, which the Company views as a positive indication of future profitability. Management believes that long-term business prospects over a multi-year Machine-as-a-Service business are even more viable and provide significant economies of scale. Furthermore, we are evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs per ADM over the medium- to long-term. For example, we are actively working on updating our pricing strategy for 2018 in concert with our channel partners and our client development team, which is expected to provide an increase in revenue opportunity. We are also updating our data architecture strategy to minimize connectivity and data usage through cellular carriers, creating new tools for more efficient use of cellular data during the deployment setup phase, changing the option pricing for cellular connectivity and revisiting contracts with our cellular providers.

Furthermore, as we previously discussed above, we are in the early stages of production of our products, having only first deployed our product and generated our first revenue in June 2015. During the initial ramp up phase of our production, assembly and manufacturing process, we have been experiencing significant low-volume penalties from suppliers of key components for our ADMs in our costs and processes which we believe will be eliminated over time with increase in production as well as sourcing negotiations with the supply base. In some cases, a re-design for specific systems and sub-systems will help reduce costs and an investment in low-cost tooling may provide a significant variable cost improvement for some items. Furthermore, we intend to focus on controlling costs as we ramp up operations. As the Company expands, negotiations are underway to increase the real estate footprint as efficiently as possible to contain our fixed costs by continuing to lease Class B and/or Class C office space – with an overall strategy of keeping the team size as lean as possible for maximum efficiency. Additionally, we believe with the building of new internal tools, the Company will be much more efficient in deployment timing and resources, alleviating the need for a dramatic increase in headcount. Our overall strategy is to keep our fixed costs as low as possible while achieving our growth objectives.

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The Company’s operating expenses consist primarily of research and development, sales and marketing expenses, and general and administrative expenses. A major component of our operating expenses is marketing costs. Marketing and promotion is imperative to our sales efforts. To drive further sales and build our brand and recruit additional headcount while promoting our Regulation A Offering (as defined below), we significantly increased our expenditures on advertising. Total sales and marketing costs during the six months ended June 30, 2017 were $2,518,994, as compared to $357,161 for the six months ended June 30, 2016. The significant increase is primarily driven by the promotion of the ongoing Regulation A Offering, and we do not anticipate this expenditure trend to continue following the completion of this offering in the fourth quarter of 2017.

Our general and administrative expenses were $507,326 in the six months ended June 30, 2017, compared to $789,464 for the same period in 2016. This decrease was primarily driven by an increase in costs allocated to production and support activities, as we devote more personnel, time, facilities, and other resources to the direct support and production of our ADMs and Knightscope Security Operations Center (KSOC) technologies.

As the Company has grown, it has been necessary to lease additional development and production space. The Company entered into a lease agreement that commenced April 1, 2017 for additional manufacturing space. As a result, monthly lease obligations grew from $34,185 per month as of December 31, 2016 to $44,411 per month as of June 30, 2017. Additionally, business travel expenses grew significantly during 2017 as our employee base grew and we sold and marketed ADMs nationwide and promoted our Regulation A Offering.

Research and development spending was $724,403 in the first six months of 2017, compared to $862,907 in the first six months of 2016. While we continue to spend a significant amount on research and development activities, our primary activities in the first six months of 2017 were focused on building, deploying, maintaining and supporting our fleet of production ADMs. Research and development efforts continue to focus primarily on the development of base technology as well as scaling efforts, the development of visible and concealed weapon detection technology and the K7.

Interest expense for the six month period ended June 30, 2017 was $93,993, compared to $35,758 for the same period in 2016. This increase was largely due to the loan facility entered into in November 2016, as described in “Liquidity and Capital Resources – Credit Facilities” below.

The result of the foregoing is that we incurred a net loss of $5,157,105 for the first half of 2017, versus a net loss of $2,637,772 for the first half of 2016.

Liquidity and Capital Resources

As of June 30, 2017, the Company had $2,688,701 in cash and cash equivalents. The Company’s operations have been financed to date through a combination of debt financing and ongoing equity investment capital, including the Regulation A Offering, described below. Between existing cash as of June 30, 2017 and monies subsequently raised pursuant to the Regulation A Offering and concurrent private placements, we believe we have sufficient cash and cash equivalents to meet our operating plan for the next 12 months. However, there can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the unaudited interim condensed financial statements are issued.  We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. It is expected that we will need to raise additional capital to meet anticipated cash requirements for the 12-month period following the filing date of this report. In addition, we regularly consider fundraising opportunities and will determine the timing, nature, and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common stock. If additional funding is required, there can be no assurance that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

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Regulation A Offering; Issuance of Series m Preferred Stock

In January 2017, the Company commenced an offering of its Series m Preferred Stock under Regulation A promulgated under the Securities Act of 1933, as amended (the “Regulation A Offering”) to raise additional capital for operations. In the Regulation A Offering, we have been offering to sell up to 6,666,666 shares of Series m Preferred Stock, convertible into shares of Class A Common Stock, at a price of $3 per share. The net proceeds of such offering, assuming full subscription, are expected be approximately $18.3 million after total offering expenses and commissions. The net proceeds of this offering will be used to expand our sales in the State of California and nationwide, develop visible and concealed weapon detection technology with the newly announced K1 ADM, and to further develop the K7. As of June 30, 2017, the Company has issued 1,989,819 shares of Series m Preferred Stock, which provided cash proceeds of $5,619,482.

Issuance of Preferred Stock, Convertible Notes and Warrants

Since inception, the Company has funded its operations through the issuance of equity and debt securities. Between 2013 and 2014, the Company funded its operations by selling convertible promissory notes in the aggregate principal amount of $1,520,000. In October 2014, the principal and interest accrued under such notes was converted into shares of the Company’s Series A Preferred Stock. Between 2014 and the first fiscal quarter of 2015, the Company raised an additional $3,652,250 through the sale of its Series A Preferred Stock to certain investors. Between 2015 and 2016, the Company raised an additional $8,817,334 through the sale of its Series B Preferred Stock. In 2015, the Company raised $540,000 through the issuance of certain convertible promissory notes that converted into shares of the Company’s Series B Preferred Stock as of October 1, 2016. These notes carried certain participation rights and obligations contingent upon specified financing events. The fair value of these rights at issuance were recorded as a derivative liability offset by a corresponding debt discount that was subsequently amortized to interest expense. Upon conversion of the notes in October 2016, the derivative liability was extinguished. As of June 30, 2017, the Company has no convertible debt outstanding. As part of its compensation arrangement with SI Securities, LLC, the sole and exclusive placement agent for the Regulation A Offering, the Company agreed to issue a warrant to SI Securities, LLC, to purchase up to a total of 5% of the shares of Series m Preferred Stock issued and sold by the Company pursuant to Regulation A, which the Company plans to issue following the last closing of the Regulation A Offering.

Credit Facilities

On April 10, 2015, we entered into a debt facility with Silicon Valley Bank, which provided the Company with a line of credit up to $1,250,000. The Company terminated the loan and paid it back in its entirety as of October 18, 2016.

As of November 7, 2016, the Company entered into a Loan and Security Agreement with Structural Capital Investments II, LP providing for a term loan in the principal amount of $1,100,000. The loan facility has an interest rate of prime +8.5% and will mature 3 years after closing. It is secured by all of the Company’s assets other than its intellectual property. The Company is using the proceeds of the term loan to finance the production of its ADMs in order to meet client order demands.

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Additionally, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant for the purchase of Series B Preferred Stock in a combined amount equal to $110,000 divided by $2.0401, each of which contains a number of rights, including automatic cashless exercise upon the occurrence of certain material events, such as a liquidation or expiration, information rights and certain other terms. The warrants expire upon the later of November 7, 2026 or two years following the Company’s initial public offering.

The Company currently has no material commitments for capital expenditures. However, the Company is evaluating the possibility of increasing its real estate footprint to support the Company’s growth as well as assessing tooling expenditures to reduce the variable cost of some components.

Trend Information

Increasing demand, along with media coverage in the United States, has driven and continues to drive numerous orders and client inquiries. Moreover, the addition of two of the three largest private security firms in the United States as channel partners in 2016 has increased our reach.

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. Our near-term strategic goal is to establish contracts for 100 machines during 2017. It is for this reason that the Company is focused on scaling its business to meet incoming orders.

We expect the costs of advertising, marketing and promotions to continue to increase further during the second half of 2017 as we seek to expand sales nationally and as we continue to promote the Regulation A Offering. We do not anticipate this aggregate expenditure trend to continue following the completion of this offering during the fourth quarter of 2017

Furthermore, we believe that the K1 ADM and the K7 ADM, when ready for commercialization, will allow us to enter previously unavailable markets and further extend the reach of our technology nationwide.

Due to numerous geopolitical events, as well as various high-profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. Although we have yet to see any meaningful traction in the marketplace by competitors, we expect that competing products may appear in the marketplace in the near future, creating pressures on production, cost, quality and features.

Item 2. Other Information

On August 17, 2017, the Company terminated the employment of Jack Schenk.

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Item 3. Financial Statements

KNIGHTSCOPE, INC.

BALANCE SHEETS

As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

	(Restated)	(Restated)
	June 30, 2017	December 31, 2016

ASSETS
Current Assets:
Cash and cash equivalents	$2,688,701	$2,747,646
Accounts receivables	281,153	13,668
Other receivables	-	135,295
Prepaid expenses	243,117	162,957
Deferred offering costs	-	320,611
Total Current Assets	3,212,971	3,380,177

Non-Current Assets:
Machines, net	2,266,742	2,283,549
Property and equipment, net	184,219	221,248
Software, net	915	1,280
Deposits	89,250	89,250
Total Non-Current Assets	2,541,126	2,595,327

Total Assets	$5,754,097	$5,975,504

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$248,515	$769,959
Accrued expenses	138,737	179,778
Deferred revenue	494,124	217,997
Financing obligation, current	15,951	15,671
Capital lease obligation, current	571	3,991
Promissory note payable, current	358,941	177,873
Total Current Liabilities	1,256,839	1,365,269

Long-Term Liabilities:
Financing obligation, long term	12,342	20,388
Promissory note payable, long term	559,255	779,050
Deferred rent liability	45,602	28,933
Total Long-Term Liabilities	617,199	828,371

Total Liabilities	1,874,038	2,193,640

Stockholders' Equity:
Series m preferred stock, $0.001 par, 6,666,666 shares authorized, 1,996,819 and 0 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively. Liquidation preference of $5,990,457 and $0 as of June 30, 2017 and December 31, 2016, respectively.	$1,987	$-
Series A convertible preferred stock, $0.001 par, 8,952,809 shares authorized, 8,936,015 shares issued and outstanding at June 30, 2017 and December 31, 2016. Liquidation preference of $7,981,649 as of June 30, 2017 and December 31, 2016.	8,936	8,936
Series B preferred stock, $0.001 par, 4,949,386 shares authorized, 4,653,583 shares issued and outstanding at June 30, 2017 and December 31, 2016. Liquidation preference of $9,493,775 as of June 30, 2017 and December 31, 2016.	4,654	4,654
Class A Common Stock, $0.001 par, 35,288,893 shares authorized, no shares issued and outstanding as of June 30, 2017 and December 31, 2016.	-	-
Class B Common Stock, $0.001 par, 26,873,413 shares authorized, 10,179,000 shares issued and outstanding as of June 30, 2017 and December 31, 2016.	10,179	10,179
Additional paid-in capital	20,170,582	14,917,269
Accumulated deficit	(16,316,279)	(11,159,174)
Total Stockholders' Equity	3,880,059	3,781,864

Total Liabilities and Stockholders’ Equity	$5,754,097	$5,975,504

The accompanying notes are an integral part of the financial statements

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KNIGHTSCOPE, INC.

STATEMENTS OF OPERATIONS (Unaudited)

For the six months ended June 30, 2017 and 2016

	(Restated)	(Restated)
	June 30, 2017	June 30, 2016

Revenue	$516,316	$122,509
Cost of services	1,832,247	715,394
Gross (Loss)	(1,315,931)	(592,885)

Operating Expenses:
General & administrative	507,326	789,464
Research & development	724,403	862,907
Sales & marketing	2,518,994	357,161
Total Operating Expenses	3,750,723	2,009,532

(Loss) from operations	(5,066,654)	(2,602,417)

Other Income (Expense):
Interest expense	(93,993)	(35,758)
Non-operating income	3,542	403
Total Other Income (Expense)	(90,451)	(35,355)

Net (Loss)	$(5,157,105)	$(2,637,772)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,179,000	10,179,000
Net (loss) per common share
-Basic and Diluted	$(0.51)	$(0.26)

The accompanying notes are an integral part of the financial statements

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KNIGHTSCOPE, INC.

STATEMENTS OF CASH FLOWS (Unaudited)

For the six months ended June 30, 2017 and 2016

	(Restated)	(Restated)
	June 30, 2017	June 30, 2016
Cash Flows From Operating Activities
Net (Loss)	$(5,157,105)	$(2,637,772)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	421,500	182,788
Amortization on Series B preferred stock warrants	-	13,383
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(267,485)	(22,746)
(Increase)/Decrease in other receivable	135,295	20,000
(Increase)/Decrease in prepaid expenses	(80,160)	(44,256)
(Increase)/Decrease in other current assets	320,611	-
(Increase)/Decrease in deposits	-	(58,703)
Increase/(Decrease) in accounts payable	(521,444)	(211,906)
Increase/(Decrease) in accrued expenses	(41,041)	(3,714)
Increase/(Decrease) in deferred revenue	276,127	-
Increase/(Decrease) in deferred rent	16,669	3,071
Net Cash Used In Operating Activities	(4,897,033)	(2,759,855)

Cash Flows From Investing Activities
Costs of machines	(367,300)	(495,341)
Costs of property and equipment	-	(102,136)
Capitalized software expenditures	-	1,364
Net Cash Used In Investing Activities	(367,300)	(596,113)

Cash Flows From Financing Activities
Proceeds from issuance of preferred stock	5,255,300	1,916,380
Net proceeds/(repayments) from capital lease obligations	(3,420)	(3,389)
Net proceeds/(repayments) from financing obligations	(7,766)	43,689
Proceeds from promissory note payable, net of repayments	(38,727)	(200,000)
Net Cash Provided By Financing Activities	5,205,387	1,756,680

Net Change In Cash	(58,946)	(1,599,288)

Cash at Beginning of Period	2,747,647	6,141,642
Cash at End of Period	$2,688,701	$4,542,354

The accompanying notes are an integral part of the financial statements

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KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2017 and 2016

NOTE 1: NATURE OF OPERATIONS

Knightscope, Inc. (the “Company”), is a corporation organized April 4, 2013 under the laws of Delaware. The Company designs, develops, builds, deploys, and supports advanced physical security technologies.

Liquidity and Capital Resources

As of June 30, 2017, the Company had $2,688,701 in cash and cash equivalents. The Company’s operations have been financed to date through a combination of modest revenue, bank debt, venture debt and ongoing equity investment capital. Between existing cash as of June 30, 2017 and monies subsequently raised pursuant to the Regulation A Offering and concurrent private placements, we believe we have sufficient cash and cash equivalents to meet our operating plan for the next 12 months. However, there can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its ADMs.

NOTE 2: RESTATEMENT OF FINANCIAL STATEMENTS

The Company is restating its financial statements for the six months ended June 30, 2017, and 2016, and for the year ended December 31, 2016. This restatement results in noncash, financial statement corrections and will have no impact on the Company’s current or previously reported cash and cash equivalents position and total revenues.

Areas of adjustment resulting in restatement are described below:

For the six months ended June 30, 2017, and 2016, and for the year ended December 31, 2015, adjustments were made to reclassify material amounts from Raw Materials, Machines in Process and Finished Machines from current assets to long-term assets. Lesser but still material amounts of labor and facility related overhead costs that were previously expensed are now capitalized to Machines and the estimated useful lives of the machines from inception were reduced from 5 years to 3-4 years resulting in more depreciation being recognized than previously. The resulting effects of these adjustments also impacted amounts previously presented in the Company’s cash flow statements. In addition, the Company corrected the accounting for its convertible notes payable. Upon evaluation of the conversion rights of the holders, the conversions right should be recorded as a bifurcated derivative, and not as a beneficial conversion feature.

Corrections were also made to reclass amounts previously presented within the Compensation and benefits line item on the Statements of Operations among the categories of Cost of Services, Research and Development, Sales and Marketing, and General and Administrative.

In addition, numerous reclassifications and corrections that were individually insignificant, which would not have resulted in restatement were identified and simultaneously corrected together with the material adjustments described above. The effect on the various line items and totals are presented in the tables below.

The impact of the restatement and other corrections on the Balance Sheet as of June 30, 2017, and on the Statements of Operations and Statements of Cash Flows for the six months ended June 30, 2017, and 2016, is presented below, except share and per share data.

For the Six Months Ended June 30, 2017
	As Previously		As
	Reported	Adjustments	Restated
Statement of Operations

Cost of services	$1,427,259	$404,988	$1,832,247

Operating Expenses:
General & administrative	980,817	(473,491)	507,326
Research & development	1,467,583	(743,180)	724,403
Sales & marketing	2,269,556	249,438	2,518,994

Non-operating income	3,549	(7)	3,542

Net Loss	(5,719,343)	562,238	(5,157,105)

Net loss per common share
-Basic and Diluted	$(0.56)	$0.05	$(0.51)

10

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2017 and 2016

For the Six Months Ended June 30, 2017
	As Previously		As
	Reported	Adjustments	Restated
Statement of Cash Flow
Net Cash Used In Operating Activities	$(5,027,555)	$130,522	$(4,897,033)
Net Cash Used In Investing Activities	(156,130)	(211,170)	(367,300)
Net Cash Provided By Financing Activities	5,124,740	80,647	5,205,387

As of June 30, 2017
	As Previously		As
	Reported	Adjustments	Restated
Balance Sheet
Non-Current Assets:
Machines, net	$-	$2,266,742	$2,266,742
Machines in process	451,666	(451,666)	-
Property and equipment at cost, net	2,032,096	(1,847,877)	184,219
Software at cost, net	279,243	(278,328)	915
Other non-current assets	63,190	(63,190)	-

Current Liabilities:
Accounts payable	248,510	5	248,515
Accrued expenses	144,096	(5,359)	138,737
Financing obligation, current	-	15,951	15,951
Capital lease obligation, current	28,864	(28,293)	571
Promissory notes payable, current	349,118	9,823	358,941

Long-Term Liabilities:
Financing obligation, long term		12,342	12,342
Promissory notes payable, long-term	632,268	(73,013)	559,255

For the Six Months Ended June 30, 2016
	As Previously		As
	Reported	Adjustments	Restated
Statement of Operations
Cost of services	$47,928	$667,466	$715,394

Operating Expenses:
Compensation & benefits	1,513,152	(1,513,152)	-
General & administrative	967,494	(178,030)	789,464
Research & development	3,510	859,397	862,907
Sales & marketing	127,513	229,648	357,161

Other Income (Expense):
Interest expense	(22,377)	(13,381)	(35,758)
Non-operating income	403	-	403

Net Loss	(2,559,062)	(78,710)	(2,637,772)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,179,000	(79,333)	10,099,667

Net loss per common share
-Basic and Diluted	$(0.25)	$(0.01)	$(0.26)

11

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2017 and 2016

For the Six Months Ended June 30, 2016
	As Previously		As
	Reported	Adjustments	Restated
Statement of Cash Flow
Net Cash Used In Operating Activities	$(3,204,337)	$444,482	$(2,759,855)
Net Cash Used In Investing Activities	(151,633)	(444,480)	(596,113)

As of June 30, 2016

	As Previously Reported	Adjustments	As Restated
Balance Sheet
Current Assets:
Cash and cash equivalents	$4,542,353	$1	$4,542,354
Machines in process	755,081	(755,081)	-
Total Current Assets	5,504,873	(755,080)	4,749,793

Non-Current Assets:
Machines, net	-	1,224,160	1,224,160
Property and equipment at cost, net	790,509	(523,538)	266,971
Other non-current assets	27,408	(27,408)	-
Total Non-Current Assets	915,612	673,214	1,588,826

Current Liabilities:
Accounts payable	$94,194	$(1)	$94,193
Accrued expenses	59,856	(25,340)	34,516
Capital lease obligation, current	51,084	(35,687)	15,397
Financing obligation, current	-	6,824	6,824
Derivative liability	-	35,977	35,977
Convertible notes payable	540,000	(13,531)	526,469
Total Current Liabilities	878,467	(31,758)	846,709

Long-Term Liabilities:
Financing obligation, long term	-	28,293	28,293
Capital lease obligation, long term	-	571	571
Total Long-Term Liabilities	61,652	28,864	90,516

Total Liabilities	940,119	(2,894)	937,225

Stockholders' Equity:
Class B Common Stock, $0.001 par, 26,873,413 shares authorized, 10,179,000 shares issued and outstanding as of June 30, 2017 and December 31, 2016.	10,072	107	10,179
Additional paid-in capital	13,350,151	(3,992)	13,346,159
Accumulated deficit	(7,892,747)	(75,087)	(7,967,834)
Total Stockholders' Equity	5,480,366	(78,972)	5,401,394

12

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2017 and 2016

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Statements

The accompanying balance sheet as of June 30, 2017, the statements of operations and cash flows for the six months ended June 30, 2017 and 2016, are unaudited. The financial data and other information disclosed in these notes to the financial statements related to June 30, 2017, and the six months ended June 30, 2017 and 2016, are also unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position as of June 30, 2017, and the results of its operations and cash flows for the six months ended June 30, 2017 and 2016. However, we previously reported on the Company’s Current Report on Form 1-U, dated September 20, 2017, the Company has undertaken a restatement of its financial statements for prior periods since it became aware of issues with those prior financial statements, where certain accounting principles were incorrectly applied. The results for the six months ended June 30, 2017, are not necessarily indicative of results to be expected for the year ending December 31, 2017, or for any other interim period or for any future year.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Reclassifications

Certain prior period amounts in the Financial Statements have been reclassified to conform to current period presentation. For the six months ended June 30, 2016, we reclassified $97,326 of professional fees to general & administrative.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2017 and December 31, 2016, the Company had cash balances exceeding FDIC insured limits by $2,438,701 and $2,497,647, respectively.

Accounts receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of June 30, 2017 and December 31, 2016 was not necessary.

Machines (Restated)

Machines, which are recorded at lower of net realizable value or market, consists of materials, labor and other direct and indirect costs and are primarily maintained on the first-in, first-out method, machines in progress and finished machines. Finished machines are valued using a standard bill of material, which includes an allocation of labor and direct overhead based on programming and assembly hours. Depreciation on machines is recorded using straight-line method over the expected life of the asset, which ranges from 3 to 4 years, depending on its application. Depreciation of finished machines included in research and development expense amounted to $12,975 and $12,869, included in sales and marketing amounted to $18,566 and $7,288 and depreciation included in cost of revenue amounted to $352,566 and $138,460 for the periods ended June 30, 2017 and June 30, 2016, respectively.

13

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2017 and 2016

	June 30, 2017	December 31, 2016

Raw materials	$297,097	$590,750
Machines in progress	129,642	98,308
Finished machines	2,731,461	2,101,842
	3,158,200	2,790,900
Accumulated depreciation on finished machines	(891,458)	(507,351)

Machines, net	$2,266,742	$2,283,549

Capital Assets (Restated)

Property, equipment, and software are recorded at cost when purchased and at standard cost when internally developed. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. Depreciation on internally developed equipment and software is recorded using straight-line method over the expected life of the asset. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2017 and December 31, 2016 consist of software with 3 year lives and property and equipment with 2-5 year lives.

Depreciation and amortization charges on property and equipment is included in general and administrative expenses and amounted to $37,029 and $24,172 as of June 30, 2017 and June 30, 2016. Amortization charges related to software were $366 and $2,728 as of June 30, 2017 and December 31, 2016. Capital assets as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016

Computer equipment	$40,778	$40,778
Furniture, fixtures & equipment	263,229	263,228
Leasehold improvements	44,510	44,510
	348,516	348,516
Accumulated Depreciation	(164,297)	(127,268)

Property and Equipment, net	$184,219	$221,248

Depreciation Expense	$37,029	$45,722

Software	$8,185	$8,185
Accumulated Amortization	(7,270)	(6,905)

Software, net	$915	$1,280

Amortization Expense	$366	$2,728

Convertible Instruments (Restated)

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

14

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2017 and 2016

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company’s revenues consist of the rental of proprietary autonomous data machines along with access to the browser-based interface Knightscope Security Operations Center (KSOC) for periods of generally 1 year. These arrangements are classified as leases for revenue recognition purposes and are evaluated for classification as an operating or sales-type lease. Currently, all customer arrangements qualify as operating leases and therefore revenue is recognized ratably over the contract life once persuasive evidence of an arrangement exists, the services have been rendered to customers, the pricing is fixed or determinable and collection is reasonably assured. The Company bills for the use of its robots on a monthly basis. The costs of the machines are depreciated to costs of revenue over the estimated useful life of the machines, which the Company has estimated at three to four years.

As of June 30, 2017, the minimum future rentals on noncancelable operating leases was as follows:

Year ending December 31:
2017	$482,774
2018	-
Later years	-
Total minimum future rentals	$482,774

As of December 31, 2016, the minimum future rentals on noncancelable operating leases was as follows:

Year ending December 31:
2017	$127,497
Later years	-
Total minimum future rentals	$127,497

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation .  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Research & development costs

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

15

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2017 and 2016

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of June 30, 2017 and June 30, 2016, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

The Company has authorized 62,162,306 shares of $0.001 par value common stock, with common stock designated as 35,288,893 shares of Class A Common Stock and 26,873,413 shares of Class B Common Stock, 20,568,861 shares of $0.001 par value preferred stock, with preferred stock designated as 8,952,809 shares of Series A Preferred Stock, 4,949,386 shares of Series B Preferred Stock, and 6,666,666 shares of Series m Preferred Stock.

The preferred stockholders have certain dividend preferences over common stockholders, including a non-cumulative dividend rate of $0.0536, $0.1224 and $0.1800 per share for Series A, Series B and Series m preferred stock, respectively. The preferred stock is subject to an optional conversion right, where the Series A and Series B are convertible into fully paid and non-assessable shares of Class A Common Stock and Class B Common Stock, respectively, at a 1:1 rate, with certain dilution protections. The preferred stockholders are entitled to a liquidation preference over common stockholders in the amount of $0.8932, $2.0401 and $3.00 per share for Series A preferred stock, Series B preferred stock and Series m preferred stock, respectively. The liquidation preferences totaled $23,465,880 and $17,475,424 as of June 30, 2017 and December 31, 2016, respectively. Preferred stockholders vote along with common stockholders on an as converted basis.

Common Stock

As of June 30, 2017 and December 31, 2016, 10,179,000 shares of common stock were issued and outstanding. Pursuant to the amended and restated articles of incorporation filed in December 2016, all outstanding shares of common stock were converted to Class B Common Stock. The Company has reserved 4,748,814 shares of its common stock pursuant to the 2016 Equity Incentive Plan as of June 30, 2017 and December 31, 2016.

Convertible Preferred Stock

As of June 30, 2017 and December 31, 2016, 8,936,015 shares of Series A preferred stock were issued and outstanding. As of June 30, 2017, and December 31, 2016 4,653,583 of Series B preferred stock were issued and outstanding. As of June 30, 2017, and December 31, 2016 1,996,819 and 0 shares, respectively of Series m preferred stock were issued and outstanding.

The Company issued its Series B Preferred Stock during 2016 resulting in the issuance of 1,639,024 shares of Series B preferred stock at an issuance price of $2.0401 per share. These issuances provided cash proceeds of $2,667,321 as of June 30, 2017. As discussed in Note 5, convertible notes payable were converted to preferred stock in October 2016, resulting in the issuance of 331,578 shares of Series B preferred stock included in outstanding shares as of June 30, 2017 and December 31, 2016, relieving principal and accrued interest of $574,966 on the convertible notes payable.

Effective December 23, 2016, the Company was qualified by the Securities and Exchange Commission to offer up to 6,666,666 shares of its Preferred Stock (referred to as Series m Preferred) to accredited and non-accredited investors in a Regulation A offering. The Company issued its Series m Preferred Stock during 2017 resulting in the issuance of 1,996,819 shares of Series m preferred stock at an issuance price of $3.00 per share. These issuances provided cash proceeds of $5,990,457 as of June 30, 2017.

NOTE 5:  FINANCING ARRANGEMENTS

Term Loan

In April 2015, the Company entered a term loan agreement which allows for individual term loans of up to $1,250,000 (or $3,000,000 if and once a milestone of the Company receiving cash proceeds of at least $10,000,000 for the sale of its capital stock in an equity financing from investors deemed acceptable by the bank) until December 31, 2015. Each term loan calls for 18 monthly payments of equal principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum (5.25% at December 31, 2015). Only one term loan in the amount of $600,000 was utilized by the Company. As of June 30, 2017, and December 31, 2016, no principal remained outstanding on the term loan. The term loan matured in October 2016 and 44,500 common stock warrants were issued in conjunction with this note agreement, as discussed in Note 6.

16

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2017 and 2016

Loan Payable

In April 2016, the Company entered into a financing agreement for the purchase of a vehicle. Monthly payments of principal plus accrued interest are due through the term of the agreement, ending March 2019. The outstanding balance on the financing agreement bears interest of 3.54%. As of June 30, 2017 and December 31, 2016, $28,864 and $36,059, respectively of principal remained outstanding on the financing agreement.

Venture Debt

In November 2016, the Company entered into a venture debt agreement for $1,100,000 collateralized by all assets of the Company. Monthly payments of interest only are due in advance for the first six months, then principal and interest payments of $42,714 are due monthly for thirty months until maturity. Outstanding borrowings under the term loan agreement bear interest at 8.5% above the prime rate per annum (12.75% and 12.25% at June 30, 2017 and December 31, 2016, respectively). 53,918 Series B warrants were issued in conjunction with this note agreement, as discussed in Note 6.

The following are the minimum debt obligations on the Company’s financing agreement’s principal:

June 30,	Debt Obligations

2017	$164,188
2018	429,941
2019	442,458
$1,036,587

Convertible Notes Payable - 2015 issuances

Between May and September 2015, the Company issued ten convertible promissory notes for total principal of $540,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $10,000,000, or if a qualified equity financing does not occur, the notes automatically convert at maturity at a price per share determined by a $50,000,000 valuation on the Company’s fully diluted capitalization. The notes’ conversion rate is a 15% discount to the lowest price in the triggering equity financing round. Interest accrues on the notes at the rate of 6% per annum. The notes mature on December 31, 2016, when all principal and accrued interest comes due.

In October 2016, all of these convertible notes were converted, inclusive of accrued and unpaid interest of $34,966, based upon the conversion terms and the occurrence of a qualifying equity transaction, resulting in the issuance of 331,578 shares of Series B preferred stock and a conversion price of $1.73 per share based on a 15% discount under the notes’ terms. After this conversion event, none of these convertible notes payable or related accrued interest payable remained outstanding.

Company determined that these notes contained rights and obligations for conversion contingent upon a potential future financing event. In accordance with FASB ASC 815, these rights are considered an embedded derivative that was bifurcated from the face value of the note and recorded at fair value as a liability, offset by a debt discount. The debt discount was amortized to interest expense. The liability was extinguished upon conversion.

17

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2017 and 2016

NOTE 6: SHARE-BASED PAYMENTS

Warrants

On April 10, 2015, the Company issued 44,500 warrants to purchase shares of common stock in connection with the Term Loan Agreement (see Note 5 - Financing Arrangements). The exercise price for the common stock warrants is $0.25 per share. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the warrants. The warrants expire in April 2025 and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

On November 7, 2016, the Company issued 53,918 warrants to purchase shares of series B preferred stock in connection with the Venture Debt Agreement (see Note 5 - Financing Arrangements). The exercise price for the Series B Preferred Stock warrants is the lower of (1) the lowest price per share paid by new cash investors in the next round of financing, (2) the initial offering price per share to the public in the Company’s Qualified IPO, (3) the Reg A Price, or (4) $2.0401 per share. The Company determined the fair value of these warrants under a Black-Scholes calculation. The fair-value of Series B warrants of $70,742 was recorded as discounts to the underlying venture debt at the execution date of the venture debt resulting in the recognition of interest expense in the amount of $11,790 for the period ended June 30, 2017. The warrants expire in November 2026 or two years following qualifying events and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. In lieu of exercising Series B Preferred Stock warrants, if the fair market value of one share is greater than the exercise price (at the date of calculation), the warrants may be exchanged for a number of Series B Preferred Stock shares.

Stock Plan

The Company has adopted the 2016 Equity Incentive Plan, (the “2016 Plan”), which replaces the 2014 Equity Incentive Plan (the “2014 Plan”) and provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Upon termination of the 2014 Plan all shares granted revert to the 2016 Plan. Under the 2016 Plan, the number of shares authorized was 4,748,814 shares as of June 30, 2017 and December 31, 2016. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the 2016 Plan amounted to 2,071,799 and 2,055,014 as of June 30, 2017 and December 31, 2016, respectively.

Vesting generally occurs over a period of immediately to four years.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the periods ended June 30, 2016 and 2015 are as follows:

	June 30, 2017	December 31, 2016

Risk Free Interest Rate	1.14%-1.73%	1.14%-1.73%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	53.00%	53.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.26	$0.26

Stock-based compensation expense of $55,786 and $22,941 was recognized under FASB ASC 718 for the period ended June 30, 2017 and 2016, respectively.

18

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2017 and 2016

NOTE 7: LEASE OBLIGATIONS

Effective March 2014, the Company entered into a lease agreement for manufacturing space. The lease term commenced April 1, 2014 and expires on March 31, 2017. Monthly lease obligations under the agreement are base rent starting at $5,800 per month plus 33% of common area operating costs, subject to actual expenses. The base rent is contractually escalated to $6,000 per month beginning April 1, 2015 and to $6,200 per month beginning April 1, 2016.

Effective July 2015, the Company entered into a lease agreement for additional space. The lease term commenced July 8, 2015 and expires on July 7, 2018. Monthly lease obligations under the agreement are base rent starting at $8,250. The base rent is contractually escalated to $9,735 per month beginning January 1, 2016 and to $9,900 per month beginning January 1, 2017.

Effective May 2016, the Company entered into a lease agreement for additional space.  The lease term commenced June 1, 2016 and expires on June 30, 2018. Monthly lease obligations under the agreement are base rent starting at $18,250.  The base rent is contractually escalated to $23,640 per month beginning May 1, 2017 and to $24,300 per month beginning May 1, 2018.

Effective April 2017, the Company entered into a lease agreement for manufacturing space. The lease term commenced April 1, 2017 and expires on August 31, 2018. Monthly lease obligations under the agreement are $14,420 per month plus 33% of common area operating costs, subject to actual expenses.

The following are the minimum future lease obligations on the Company’s lease agreements as of June 30, 2017:

2017	$287,760
2018	$291,720
2019	$28,840

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business, however no such claims have been identified as of June 30, 2017.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

With the exception of the below recent accounting pronouncements, Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This standard provides a single set of guidelines for revenue recognition to be used across all industries and requires additional disclosures. ASU No. 2014-09 is effective for the Company in the first quarter of fiscal year 2019 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU No. 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU No. 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU No. 2014-09. Early adoption in the first quarter of fiscal year 2018 is permitted. The Company is currently evaluating the potential impact of this standard on its financial position and results of operations, as well as its selected transition method.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the lease accounting requirements in Topic 840. ASU 2016-02 requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance also requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities, including significant judgments and changes in judgments. This guidance is effective beginning in the first quarter of fiscal year 2020 on a modified retrospective approach. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements.

NOTE 10: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through October 6, 2017. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
4.1	Form of Subscription Agreement (3)
6.1	2014 Equity Incentive Plan (4)
6.2	2016 Equity Incentive Plan (5)
6.3	Loan and Security Agreement, Dated November 7, 2016 (6)
6.4	Lease Agreement dated April 1, 2017 between Terra Bella Partners LLC and the Company (7)

(1) Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416140697/v455495_ex2-1.htm

(2) .Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416138424/v454344_ex2-2.htm

(3) Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416138424/v454344_ex4.htm

(4) Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416138424/v454344_ex6-1.htm

(5) Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416138424/v454344_ex6-2.htm

(6) Filed as an exhibit to the Knightscope, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10633) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420416138424/v454344_ex6-3.htm

(7) Filed as an exhibit to the Knightscope, Inc. Semi-Annual Report on Form 1-SA for the period ended June 30, 2017 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1600983/000114420417050495/v476142_ex6-4.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 10, 2017.

Knightscope, Inc.
/s/ William Santana Li
By:	William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li
By:	William Santana Li, as Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director
Date: October 10, 2017

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